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                           July 15, 2021

       Robert Nipper
       Chief Executive Officer
       NCS Multistage Holdings, Inc.
       19350 State Highway 249, Suite 600
       Houston, TX 77070

                                                        Re: NCS Multistage
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 9, 2021
                                                            File No. 333-257795

       Dear Mr. Nipper:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Faiza N. Rahman